787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 29, 2015

VIA EDGAR

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc. (Investment Company Act File No. 811-04700)
Response to Staff Comments

Dear Ms. Hatch:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on May 1, 2015 to the undersigned of our firm regarding the Fund’s Shareholder Report on Form N-CSR filed with the SEC on March 9, 2015.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

(1) Comment: Please indicate the expense, if any, that corresponds to the line item for “Payable for Auction Agent Fees” in the Statement of Assets and Liabilities.

Response: The Fund does not have an expense for the fiscal year ended December 31, 2014 that corresponds to the line item for “Payable for Auction Agent Fees” in the Statement of Assets and Liabilities. The amount in the line item for “Payable for Auction Agent Fees” represents auction agent fees accrued for certain years prior to the 2014 fiscal year. Future shareholder reports will clarify that the line item for “Payable for Auction Agent Fees” represents auction agent fees accrued for those earlier fiscal periods and not for the period covered by the shareholder report.

(2) Comment: To the extent that there are payables to the Fund’s directors at the end of the fiscal year, please disclose this amount separately in the Statement of Assets and Liabilities.

Response: There are no payables to the Fund’s directors at the end of the fiscal year.

NEW YORK        WASHINGTON        HOUSTON        PARIS         LONDON        FRANKFURT        BRUSSELS         MILAN        ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

(3) Comment: The disclosure under “Futures Contracts” in Note 2 to the Financial Statements states that the “effect of equity futures contracts can be found in the Statement of Operations” and refers to various line items in the Statement of Operations. ASC 815-10-50 requires the notes to the financial statements to provide the effect of derivatives trading broken out by dollar amount and type of contract, in addition to the location of such amounts in the financial statements. Please revise this disclosure to set forth the effect of each type of derivative contract.

Response: The requested change will be made in future shareholder reports.

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Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.
Agnes Mullady, The Gabelli Equity Trust Inc.
Andrea Mango, Esq., The Gabelli Equity Trust Inc.
Rose F. DiMartino, Esq., The Gabelli Equity Trust Inc.